FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 22, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Consent Solicitation on the Notes due in 2012

February 22, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS”, “the Company” or the “Guarantor” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that Mobile TeleSystems Finance S.A.(1), a wholly-owned subsidiary of the Company, (the “Issuer”), has commenced a consent solicitation (the “Consent Solicitation”) in respect of its senior unsecured USD-denominated Eurobonds in the amount of $400 million with an annual interest rate of 8.00% and maturity in January 2012 (the “Notes”). The Consent Solicitation will expire at 5.00 p.m., New York City time, on February 28, 2011 unless extended by the Issuer (in its sole discretion) (the “Expiration Date”).

As previously announced on January 28, 2011, MTS was notified by the Issuer that the Issuer was served with a freezing order issued by the English High Court of Justice on January 26, 2011 (the “Order”) in connection with an arbitral award (the “Award”) in favor of Nomihold Securities Inc. (“Nomihold”) against the Issuer. The Issuer subsequently sought a clarification of the scope of the Order, and on February 18, 2011, the English High Court of Justice confirmed that the Order does not prevent the Issuer from conducting the Consent Solicitation.

The purpose of the Consent Solicitation is to obtain Consents from Holders to (1) waivers of certain defaults and events of default which might arise under the Indenture as a result of the Award, and (2) certain amendments to the Indenture to avoid possible future events of default which may arise as a result of the Award, (the “Proposals”). The approval of the Proposals requires the delivery, on or prior to the Expiration Date, of valid and unrevoked Consents of Holders of at least a majority in principal amount of outstanding Notes not held or beneficially owned by the Issuer, the Company or any of their respective affiliates or by agents of any of the foregoing (the “Requisite Consents”).

The terms and conditions of the Consent Solicitation are set out in the Consent Solicitation Statement issued by the Issuer dated February 22, 2011 (the “Consent Solicitation Statement”) and capitalised terms used in this press release but not defined herein have the meanings ascribed to them in the Consent Solicitation Statement.

If the Requisite Consents are received, all of the conditions to the Consent Solicitation have been satisfied or waived and the Issuer (in its sole discretion) has not terminated the Consent Solicitation, any Holder who delivers a valid and unrevoked Consent on or prior to the Expiration Date will be eligible to receive a one-time cash Consent Payment equal to $5.00 per $2,000 principal amount of Notes which will be paid by or on behalf of MTS in respect of which such Consents have been delivered. Once the Proposals become effective, each present and future Holder will be bound by the Proposals, whether or not such Holder delivered a Consent.

Holders who wish to deliver their Consent should (i) in the case of Notes held through DTC, mail, hand deliver, send by overnight courier, facsimile or e-mail (followed by delivery by hand or overnight courier of an original) their properly completed, executed and dated Consent Letter to the Tabulation and Information Agent or (ii) in the case of Notes held through Euroclear or Clearstream, Luxembourg, transmit by electronic transmission their Consents to the Tabulation and Information Agent via the relevant Clearing System in accordance with the instructions set forth in the Consent Solicitation Statement.

The Issuer has retained The Royal Bank of Scotland plc (the “Solicitation Manager”) to act as the Solicitation Manager and Lucid Issuer Services Limited to act as the Tabulation and Information Agent (the “Tabulation and Information Agent”). Questions or requests for assistance concerning the terms of the Consent Solicitation should be directed to the Solicitation Manager at 135 Bishopsgate, London EC2M 3UR, United Kingdom (Attention: Liability Management Group), or by telehone: Non-U.S. investors: +44 20 7085 8056; U.S. investors: +1 (203) 897-6145. Questions or requests for assistance concerning the procedures of the Consent Solicitation (including, but not limited to, the delivery of Consents) or for additional copies of the Consent Solicitation Statement shoud be directed to the Tabulation and Information Agent at Leroy House, 436 Essex Road, London N1 3QP, United Kingdom (Attention: Sunjeeve Patel / Thomas Choquet), or by telephone: +44 (0) 20 7704 0880, or e-mail: mts@lucid-is.com.

This press release is not a solicitation of consents nor shall it be deemed a solicitation of consents with respect to any securities. The Consent Solicitation will be made solely by way of the Consent Solicitation Statement.

(1)  A société anonyme duly organized and existing under the laws of Luxembourg.

1

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 108.1 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: February 22, 2011

2